UNITED STATES

SECURITIES AND EXCHANGE COMMISSION "

Washington, D.C. 20549

SEC FILE NUMBER

0-12701
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): Form 10-K Form 20-F Form 11-K |X| Form 10-Q Form N-SAR

For Period Ended: April 7, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cucos Inc.
Full Name of Registrant

Former Name if Applicable

110 Veterans Boulevard, Suite 222
Address of Principal Executive Office

Metairie, LA 70005
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K |X| or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On May 20, 2002, the ACLC Business Loan Receivables Trust 1998-1, through Delaware Trust Capital Management, Inc., as owner trustee, and Wells Fargo Bank, Minnesota, N.A., as indenture trustee, acting through their agent, AMRESCO Commercial Finance, Inc., the principal creditor of Cucos Inc. (the "Company"), served on the Company orders seizing substantially all of the Company's assets and appointing Banner Management, Inc. as keeper and receiver of those assets, in a civil action filed in the United States District Court for the Eastern District of Louisiana under Docket No. 02-01321.

Generally accepted accounting principles require the use of the liquidation basis of accounting in circumstances where the liquidation of the company is probable. Substantial modifications are necessary to the Company's financial statements in order to present them on the liquidation basis of accounting. As a result, until the foregoing matters have been resolved, the Company is unable to file its Form 10-Q on the prescribed due date without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James W. Osborn (504) 835-0306 ------------ -------------- (Name) (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X|Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cucos Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 22, 2002 By: ------------------------------------ /s/ James W. Osborn James W. Osborn, President

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

End of Filing